NextPlat Corp

400 Ansin Blvd, Suite A.

Hallandale Beach, FL 33009

January 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:        NextPlat Corp

Registration Statement on Form S-3

File No. 333-292211

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NextPlat Corp, a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referenced above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on January 8, 2026, or as soon thereafter as possible on such date.

Very truly yours,

NextPlat Corp

By: /s/ Amanda Ferrio

Name: Amanda Ferrio

Title: Chief Financial Officer